Exhibit 12.1

SIERRA PACIFIC RESOURCES
RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002

EARNINGS AS DEFINED:
Income (Loss) From Continuing Operations
After Interest Charges	$41,361	$31,419	$279,792	$86,137	$30,842	$(117,286)	$(297,733)
Income Taxes	22,547	15,349	145,605	43,118	18,050	(51,275)	(162,134)
Income (Loss) From Continuing Operations
before Income Taxes	63,908	46,768	425,397	129,255	48,892	(168,561)	(459,867)

Fixed Charges	154,177	167,318	336,024	319,654	324,969	384,565	295,877

Capitalized Interest - (allowance for
borrowed funds used during construction)	(10,708)	(10,009)	(17,119)	(24,691)	(8,587)	(5,976)	(5,270)
Preferred Stock Dividend Requirement	-	(3,602)	(3,602)	(6,000)	(6,000)	(6,000)	(6,000)

Total	$207,377	$200,475	$740,700	$418,218	$359,274	$204,028	$(175,260)

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$154,177	$163,716	$332,422	$313,654	$318,969	$378,565	$289,877
Preferred Stock Dividend Requirement	-	3,602	3,602	6,000	6,000	6,000	6,000

Total	$154,177	$167,318	$336,024	$319,654	$324,969	$384,565	$295,877

RATIO OF EARNINGS TO FIXED CHARGES	1.35	1.20	2.20	1.31	1.11

DEFICIENCY	$-	$-	$-	$-	$-	$180,537	$471,137

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

    For the purpose of calculating the ratios of earnings to fixed charges, “Fixed charges” represent the aggregate of interest charges on short-term and long-term debt (whether expensed or capitalized), the portion of rental expense deemed to be attributable to interest, and the pre-tax preferred stock dividend requirement of SPPC.  “Earnings” represents pre-tax income (or loss) from continuing operations before pre-tax preferred stock dividend requirement of SPPC and fixed charges (excluding capitalized interest).